Exhibit 99.6

F. Porter Stansberry
1001 N. Charles St., Fourth Floor
Baltimore, Maryland 21201

August 28, 2023

Board of Directors of MarketWise, Inc.
c/o Mark Gerhard, Chair
1125 N. Charles Street
Baltimore, MD 21201

Dear Members of the Board of Directors:

In the company’s public statement of August 24, 2023, issued in response to my letter of August 11, Mark Gerhard alleges that I am attempting to harm the company.

“It is unfortunate that Mr. Stansberry continues to issue statements and engage in actions that purposely damage MarketWise. His attacks on the Company, the Board, and management serve only to promote his interests and not those of the MarketWise shareholders.”

What Mark doesn’t mention is that I am the largest individual shareholder. I own over 60 million shares. And I purchased 2.8 million of these shares in the open market, investing over $7 million in them.

Every time the stock drops $0.01, I lose more than $600k.

Beyond the enormous amount of money I have at stake, this company has been my life’s work. It is my name that remains on the wall of our most valuable operating group, Stansberry Research. And, I think most of you would agree that few people have done more to build our company over its entire existence than me.

I’ve continued to consult with and to help our operating groups recruit new talent and build new promotions — including one of the company’s leading promotions this year. I didn’t ask for a penny in compensation for any of that work.

To claim that I am doing anything to intentionally harm the company is both false and defamatory. I am certain that our employees would not agree with this assertion. When Mark Gerhard speaks about “interests” we should all remember it is Mark Gerhard’s firm, Ascendant Digital, that lies at the heart of this conflict.

What I have been advocating are actions that are badly needed to ensure our company’s success. My letter to the board was only made public because you have refused to answer any of my letters or reply to any of my concerns. And I still do not have an answer from the board to the critical questions I posed. Refusing to communicate with me is not a reply.

My letter addressed serious problems and dealt only in facts:

— Our file size continues to decline in a material way (16.5%)
— Billings (aka, revenues) continue to decline in a material way (down 18.1%)
— Because of the file size losses, our GAAP earnings have essentially collapsed (-71.5%)
— But, meanwhile, management increased G&A spending by 35% (including paying $3.8 million in new cash bonuses)

Since our IPO, the value of our company as measured by its earnings, its revenues, and the size of its list has continued to fall. These aren’t merely problems with the share price, but with the real, underlying value of the business. Rather than address these real, substantive issues, Mark Gerhard and Amber Mason choose to blame the company’s poor performance on… me?

That is why I have called upon the board to take a hard look at our numbers and to do your own, independent, investigation of how we got here.

To further distract from the very real and substantive issues I have raised, Mark accuses me of breaching our non-disparagement agreement. I have done no such thing. Rather, it is Mark who has placed the company in breach of that agreement by making a public personal attack against me. (And this certainly isn’t the first time the company has acted in bad faith; how else do you explain management’s attempt to push through the woefully ill-conceived Minervini deal after we reached an agreement to take no further material action until the new board was seated?)

Why not address the elephant in the room? The company continues to spend more and more on its centralized management team. I know from speaking with virtually every major shareholder that my concerns about these matters are widely shared. All of the publishers have made tough cuts to control costs. When will headquarters take the same badly needed steps?

My other concern is the company’s ongoing communications with investors.

It is very important to me that the company be transparent with investors. We are in the business of serving investors, so surely we can be honest with our own. But, sadly, the company’s communications with investors continue to be misleading.

For example, how can you tell investors with a straight face that the company’s cash earnings are up, without explaining that we still didn’t earn enough cash to replace the value we lost as our file size declined?

Likewise, how can anyone take our management team seriously when Amber claims the company has “a disciplined approach” to overhead, when G&A is up 35% — mostly because of nearly $4 million in new cash bonuses to employees? I hope all of you will remember that I have never objected to paying employees well — very well. But we should only pay for performance. And lately, the company’s performance has been poor – very poor.

What I have asked the board to do is what any reasonable business owner would expect — reduce overhead in way that’s correlated to the decline in the customer base and to the decline in revenues. Fix what can be fixed in the business — our operating margins — so that we will have substantial resources to grow again when our marketing clicks back into gear. You don’t owe me an answer to these problems – you owe it to all of our shareholders.

Likewise, I have asked the board to please investigate the serious problems that were caused by our IPO. The facts are ugly: who in their right mind would issue $300m worth of stock to employees and new board members (and spend $50 million in cash) to raise a little over $100m?
The answer is: no one would have knowingly engaged in this transaction. So, how did it happen? What went wrong? Was there anything more that should have been done? Were we defrauded? That’s what I would like to find out.

I’ve requested the board to conduct a thorough, independent investigation to determine what happened and see if it’s appropriate for us to try and claw-back any of the money we lost in the deal. Seems like a reasonable request, doesn’t it? So why won’t the board do it? Maybe it’s because our chairman was one of the main beneficiaries of this nonsensical transaction. At the very least, he is an interested party, which is why the independent members of the board are the ones who should be looking at this for all of the shareholders.

So… there you have it… you can either believe that I am trying to destroy the company that I spent 21 years building, while also wiping out my entire fortune, or you can believe that I am trying my hardest to get an entrenched management team to do the right things for our real shareholders.

Sincerely yours,

/s/ F. Porter Stansberry

F. Porter Stansberry

P.S. Yes, unfortunately, I am selling shares. I am selling because I have lost faith in our company’s management team. What I see is a group of people that’s willing to enrich themselves directly at my expense. They aren’t behaving like partners. And they certainly aren’t treating me the way I always treated them when I ran the business.